CERTIFICATE OF DESIGNATION

OF

SERIES D PREFERRED STOCK

OF

UPSTREAM WORLDWIDE, INC.

I, Daniel Brauser, Chief Financial Officer of Upstream Worldwide, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter the “Company”), DO HEREBY CERTIFY:

That pursuant to Section 151(g) of the Delaware General Corporation Law and the provisions of the Company’s Certificate of Incorporation, as amended, the Board of Directors of the Company, on April 24, 2012, adopted the following resolution:

RESOLVED: That the Company create a series of preferred stock with the designations, preferences and rights as set forth below:

A.          Series D Preferred Stock.

1.          Designation; Ranking. A series of preferred stock is hereby designated as Series D Preferred Stock (the “Series D Preferred Stock”).

2.          Number. The number of shares constituting Series D Preferred Stock is fixed at 350,000 shares, par value $.0001 per share, and such amount may not be increased or decreased except with the written consent of the holders of at least a majority of the issued and outstanding Series D Preferred Stock.

3.          Liquidation Preference.

(a)          Liquidation Event. A “Liquidation Event” shall mean (i) the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, or (ii) (A) any reorganization, consolidation, merger or similar transaction or series of related transactions (each, a “Combination Transaction”) in which the Company is a constituent party, or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such Combination Transaction, if, as a result of such Combination Transaction, the voting securities of the Company that are outstanding immediately prior to the consummation of such Combination Transaction (other than any such securities that are held by an “Acquiring Stockholder”, as defined below) do not represent, or are not converted into, securities of the surviving corporation of such Combination Transaction (or such surviving corporation's parent corporation if the surviving corporation is owned by the parent corporation) so that, immediately after the consummation of such Combination Transaction, possess at least a majority of the total voting power of all securities of such surviving corporation (or its parent corporation, if applicable) that are outstanding immediately after the consummation of such Combination Transaction, including securities of such surviving corporation (or its parent corporation, if applicable) that are held by the Acquiring Stockholder; or (B) a sale, lease, license, transfer or other disposition, whether in a single transaction or a series of related transactions, of all or substantially all of the assets of the Company. An “Acquiring Stockholder” means a stockholder or stockholders of the corporation that (1) merges or combines with the Company in such Combination Transaction or (2) owns or controls a majority of another corporation that merges or combines with the Company in such Combination Transaction.

(b)          General. Upon any Liquidation Event, , the holders of shares of Series D Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Company available for distribution to its shareholders, an amount equal to $10.00 per share (the “Series D Liquidation Preference Amount”) of the Series D Preferred Stock before any amount shall be paid or distributed to the holders of the Company’s common stock, par value $0.001 per share (the “Common Stock”) or the holders of any other series or class of preferred stock of the Company, except the holders of any other series or class of preferred stock of the Company designated in Section A., 3(c) below After payment of the full Series D Liquidation Preference Amount to which each holder is entitled, such holders of shares of Series D Preferred Stock will still be entitled to participate with holders of Common Stock and those holders of Preferred Stock entitled to a distribution of the assets of the Company upon the Liquidation Event. After a Liquidation Event and the subsequent payment to a holder of Series D Preferred Stock of its Series D Liquidation Preference Amount, such holder’s stock certificate representing its Series D Preferred Stock shall be deemed null and void.

(c)          Subordination. The liquidation preference of the Series D Preferred Stock shall be subordinate in all respects to the liquidation preference of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock which are outstanding as of the date this Certificate of Designation is filed with the Delaware Secretary of State but not to future issuances of securities designated as Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock.

(d)          Notice. Prior to the occurrence of any Liquidation Event, and in any event not less than twenty (20) calendar days prior to any payment date with respect thereto, the Company will furnish each holder of the Series D Preferred Stock notice in accordance with Section A.7 hereof; together with a certificate prepared by the chief financial officer (or any other executive officer) of the Company describing in detail the facts of such Liquidation Event, stating in detail the amount(s) per share of the Series D Preferred Stock each holder of the Series D Preferred Stock would receive pursuant to the provisions of Section A.3(b) hereof and stating in detail the basis upon which such amounts were determined.

(e)          Reduction of Time for Notice. The holder or holders of not less than a majority of the outstanding shares of Series D Preferred Stock may, at any time upon written notice to the Company, reduce the time, but not below five business days, for notice pursuant to any notice provisions specified herein for the benefit of such holders, and any such reduction of time shall be binding upon all holders of such securities.

(f)          Liquidation Event Exception. Notwithstanding anything contained herein to the contrary, the Reverse Stock Split (as hereinafter defined) shall not constitute a Liquidation Event. The “Reverse Stock Split” is the proposed reverse stock split whereby the Company’s outstanding Common Stock shall be reduced to approximately 10,000,000 shares on a fully-diluted basis ((i) including shares issuable upon conversion of all of the Company’s outstanding preferred stock (other than Series A Preferred Stock) and prior to cancellation of any fractional shares, and (ii) excluding (A) any shares of the Company’s capital stock issued in connection with the exercise of warrants issued in conjunction with the conversion of convertible notes issued by the Company prior to the date of this Certificate and (B) any shares of Series A Preferred Stock or the Common Stock issuable upon conversion of the Series A Preferred Stock).

4.          Voting. Except as otherwise provided by law, the holders of the shares of the Series D Preferred Stock shall not have the right to vote on any matters that come before the shareholders of the Company in which case each share shall have one vote. At any time when shares of Series D Preferred Stock are outstanding, in addition to any other vote required by law or the Company’s Certificate of Incorporation, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series D Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, the Company shall not, either directly or by amendment, merger, consolidation or otherwise, change the rights or preferences of the Series D Preferred Stock or increase the authorized number of shares of Series D Preferred Stock.

5.          Conversion. The holders of the Series D Preferred Stock have no conversion rights.

6.          No Impairment. The Company shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights, preferences and privileges of the holders of the Series D Preferred Stock against impairment.

7.          Notices. Any notice required by the provisions of this Certificate of Designation to be given to the holders of shares of the Series D Preferred Stock shall be deemed given upon the earlier of (i) actual receipt, (ii) three days after deposit in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, or (iii) one business day after deposit with a recognized and reputable express courier for delivery the next business day, fees prepaid, addressed to each holder of record at the address of such holder appearing on the books of the Company.

IN WITNESS WHEREOF, the undersigned has signed and executed the foregoing Amended and Restated Certificate of Designation on this 24th day of April, 2012.

UPSTREAM WORLDWIDE, INC.

By:	/s/ Daniel Brauser
Name:	Daniel Brauser
Title:	Chief Financial Officer